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                 IN THE COURT OF CHANCERY THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


IN RE PENNZOIL COMPANY                     )       CONSOLIDATED
SHAREHOLDERS LITIGATION                    )       C.A. Nos. 15764
___________________________________________)
                                           )
UNION PACIFIC RESOURCES GROUP              )
INC. and RESOURCES NEWCO, INC.,            )
                                           )
                 Plaintiffs,               )
                                           )
         v.                                )       C.A. No. 15755-NC
                                           )
PENNZOIL COMPANY, HOWARD H. BAKER, JR.,    )
W. J. BOVAIRD, W. L. LYONS BROWN, JR.,     )
ERNEST H. COCKRELL, HARRY H.               )
CULLEN, ALFONSO FANJUL, BERDON             )
LAWRENCE, JAMES L. PATE, BRENT             )
SCOWCROFT, GERALD B. SMITH and             )
CYRIL WAGNER, JR.,                         )
                                           )
                 Defendants.               )


                AMENDED AND SUPPLEMENTAL ANSWER AND COUNTERCLAIM

         Defendants Pennzoil Company ("Pennzoil") and the members of Pennzoil's board of directors (the "Board" or the "Directors"; collectively with Pennzoil, "Defendants") hereby answer the Complaint filed by Union Pacific Resources Group Inc. and Resources Newco, Inc. (collectively, "UPR"), as follows:

                             SUMMARY OF THIS ACTION

                 1. The allegations contained in the first sentence of Paragraph 1 are admitted. Defendants are without knowledge or information sufficient to form a belief as to the truth or falsity of the remaining allegations of Paragraph 1, except that it is admitted UPR has filed a Schedule
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14D-1 with the Securities and Exchange Commission which incorporates an offer to purchase Pennzoil shares on certain terms and conditions (the "Offer to Purchase"). Defendants respectfully refer the Court to the Offer to Purchase for the terms thereof.

                 2.               Denied.

                 3. The allegations contained in the first sentence of Paragraph 3 are admitted, except Defendants deny the characterization inherent in the term "purported". Defendants are without knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in the second sentence of Paragraph 3. The allegations contained in the third sentence of Paragraph 3 are denied, except that Defendants respectfully refer the Court to the terms of 8 Del. C. Section 203 ("Section 203") and Article Six of Pennzoil's Restated Certificate of Incorporation for the terms thereof. Defendants are without knowledge or information sufficient to form a belief as to the truth or falsity of the allegations contained in the fourth sentence of paragraph 3, except that Defendants respectfully refer the Court to the Offer to Purchase for the terms thereof. The allegations contained in the fifth sentence of Paragraph 3 are denied.

                                  THE PARTIES

                 4. The allegations contained in the first sentence of Paragraph 4 are admitted. Defendants are without knowledge or information sufficient to form a belief as to the truth or falsity of the remaining allegations contained in Paragraph 4.

                 5. The allegations contained in the first sentence of Paragraph 5 are admitted. Defendants are without knowledge or information sufficient to form a belief as to the truth or falsity of the remaining allegations contained in Paragraph 5.

                 6.               Admitted.

                 7.               Admitted




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                 8.               Admitted.

                 9. The allegations contained in Paragraph 9 set forth legal conclusions which Defendants need neither admit nor deny.



                                   BACKGROUND

A.       THE RIGHTS PLAN.

                 10. The allegations contained in the first sentence of Paragraph 10 are denied. The allegations contained in the second sentence of Paragraph 10 are admitted.

                 11.              Admitted.

                 12.              Admitted.

                 13. The allegations contained in Paragraph 13 are denied, except it is admitted that at the initial exercise price of $140 per share, the Rights (defined below) are "out of the money" and not likely to be exercised.

                 14. The allegations contained in the first sentence of Paragraph 14 are admitted. The remaining allegations contained in Paragraph 14 are denied, except that it is admitted that Rights owned by an "Acquiring Person" cannot be exercised in the event of "flip-in" event.

                 15.              Admitted.

                 16. The allegations contained in Paragraph 16 are denied, and the Court is respectfully referred to the Rights Agreement (defined below) for the definition of "Permitted Offer".

                 17.              Denied.

B.       DELAWARE BUSINESS COMBINATION STATUTE.

                 18. The allegations contained in the first sentence of Paragraph 18 set forth legal conclusions which Defendants need neither admit nor deny. Defendants respectfully refer the Court





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to Section 203 for the terms thereof.  The allegations contained in the second sentence of Paragraph 18 are admitted.

                 19. The allegations contained in Paragraph 19 set forth legal conclusions which Defendants need neither admit nor deny. Defendants respectfully refer the Court to Section 203 for the terms thereof.

                 20. The allegations contained in the first sentence of Paragraph 20 set forth legal conclusions which Defendants need neither admit nor deny. Defendants are without knowledge or information sufficient to form a belief as to truth or falsity of the remaining allegations of Paragraph 20.

C.       ARTICLE SIX OF PENNZOIL'S RESTATED CERTIFICATE OF INCORPORATION.

                 21. Denied as incomplete. Defendants respectfully refer the Court to Article Sixth for the terms thereof.

                 22.              Denied.

D.       THE RESPONSE TO THE TENDER OFFER AND MERGER.

                 23. The allegations contained in the first sentence of Paragraph 23 are denied. Defendants are without knowledge or information sufficient to form a belief as to the truth or falsity of the remaining allegations in Paragraph 23.

                 24. The allegations contained in Paragraph 24 are denied, except that Defendants respectfully refer the Court to the Offer to Purchase for the terms thereof .

                 25.              Denied.

                                    COUNT I

                (FOR BREACH OF FIDUCIARY DUTY:  THE RIGHTS PLAN)





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                 26.              Defendants repeat and reallege each of the
foregoing responses as if fully set forth herein.

                 27. Admitted, except Defendants deny the characterization inherent in the term "ostensible".

                 28.              Denied.

                 29.              Denied.

                 30.              Denied.

                                    COUNT II

                  (FOR BREACH OF FIDUCIARY DUTY:  SECTION 203)

                 31. Defendants repeat and reallege each of the foregoing responses as if fully set forth herein.

                 32. The allegations contained in Paragraph 32 set forth legal conclusions which Defendants need neither admit nor deny.

                 33.              Denied.

                 34.              Denied.

                 35.              Denied.

                                   COUNT III

                  (FOR BREACH OF FIDUCIARY DUTY:  ARTICLE SIX)

                 36. Defendants repeat and reallege each of the foregoing responses as if fully set forth herein.

                 37.              Denied.





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                 38.              Denied, except admitted that Article Sixth
would not apply to the Tender Offer and Merger if the Board approved the Merger prior to the time UPR or Newco became the beneficial owner of 5% or more of Pennzoil's outstanding common stock.

                 39.              Denied.

                 40.              Denied.

                 41.              Denied.

                              AFFIRMATIVE DEFENSES

                 42. UPR's claims are barred by the doctrine of unclean hands.

                     COUNTERCLAIM FOR DECLARATORY JUDGMENT

         Defendants, by their undersigned attorneys, for their Counterclaim allege upon knowledge as to their own conduct and upon information and belief as to all other matters, as follows:

                          NATURE OF THIS COUNTERCLAIM

                 43. Pursuant to the Delaware Uniform Declaratory Judgments Act, 10 Del. C. Section 6501, et seq., Pennzoil seeks declaratory relief (i) declaring the Board's decision not to redeem the rights (the "Rights") triggered pursuant to the stockholder rights plan (the "Rights Plan") in response to the unsolicited takeover attempt by UPR was a reasonable and informed exercise of the directors' duties under Delaware law and does not constitute a breach of any obligation or duty arising under Delaware law; (ii) declaring that the Board's decision not to take any action that would render 8 Del. C. Section 203 of the Delaware General Corporation Law ("Section 203") inapplicable to the Revised Tender Offer (as defined below) or Revised Proposed Merger (as defined below) was a reasonable and informed exercise of the directors' duties under Delaware law and does not constitute a breach of any obligation or duty arising under Delaware law; (iii) declaring that the Board's decision not to take any action that would render Article Sixth of Pennzoil's Restated Certificate of Incorporation





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("Article Sixth") inapplicable to the Revised Tender Offer or Revised Proposed
Merger was a reasonable and informed exercise of the directors' duties under Delaware law and does not constitute a breach of any obligation or duty arising under Delaware law; and (iv) declaring that the Board's decision neither to designate UPR's nominees to the Pennzoil Board so that they constitute a majority of the Board nor to negotiate a definitive merger agreement with UPR was a reasonable and informed exercise of the directors' duties under Delaware law and does not constitute a breach of any obligation or duty arising under Delaware law.

                 44. This controversy initially was caused by the unsolicited acquisition proposal by UPR to acquire Pennzoil in a two-tier acquisition consisting of a first step tender offer (the "Initial Tender Offer") for 50.1% of Pennzoil's common stock at $84 per share followed by a second step merger in which Pennzoil stockholders would receive UPR common stock (the "Initial Proposed Merger"). On October 7, 1997, UPR revised its Initial Tender Offer to provide that UPR is offering to purchase all of Pennzoil's common stock for $84 per share (the "Revised Tender Offer") followed by a merger in which shares of Pennzoil common stock not tendered would be converted to $84 per share, without interest (the "Revised Proposed Merger"). As was the Initial Tender Offer, the pending Revised Tender Offer is expressly conditioned, inter alia, upon (i) invalidation of the Rights Plan or redemption of the Rights; (ii) Section 203 being rendered inapplicable; (iii) Article Sixth being rendered inapplicable; and (iv) either UPR's designees being elected to the Pennzoil Board so that they constitute a majority of the Board or Pennzoil entering into a definitive merger agreement with UPR. Thus, the Board's decisions not to designate UPR's nominees to the Board, not to negotiate a definitive merger agreement with UPR, and not to render inapplicable the Rights Plan, Section 203 and Article Sixth with respect to the Revised Tender Offer and Revised Proposed Merger create a case or controversy.





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                                  THE PARTIES.

                 45. Pennzoil is an energy company engaged primarily in oil and gas exploration and production, in the processing, refining and marketing of oil and motor oil and refined products and in franchise operations focusing on the fast automotive oil change business. Pennzoil's principal executive offices are located at Pennzoil Place, Houston, Texas. Pennzoil has approximately 47.4 million shares of common stock outstanding which are traded on the New York Stock Exchange ("NYSE"). Pennzoil's common stock is held by over 18,000 stockholders of record. As discussed below, Pennzoil is in the early stages of implementing a long-term business plan which has already produced positive results and which Pennzoil believes will produce even more positive gains for its stockholders in the coming years.

                 46. Pennzoil conducts its operations in three principal business segments. Pennzoil's oil and gas segment engages in the acquisition, exploration, exploitation and development of prospective and proved oil and gas properties, the production and sale of crude oil, condensate and natural gas liquids and the production, treatment and sale of natural gas. The bulk of Pennzoil's current production is derived from established fields in Texas, Louisiana and Utah and federal waters offshore Louisiana, Texas and California. A principal goal of Pennzoil's oil and gas business is to expand its international oil and gas reserve and production base. The groundwork for an international exploration program was laid in the mid-1990's and Pennzoil expects to drill exploration wells in Azerbaijan, Egypt, Qatar and Australia. Pennzoil's year-end 1996 proved reserves totaled approximately 400 million barrels of oil equivalent ("BOE").

                 47. Pennzoil's motor oil and refined products business segment is a worldwide marketer of premium automotive and other branded products, including particularly Pennzoil brand motor oil, which has been the number one selling motor oil in the United States for 11 consecutive years and





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currently commands a market share of about 21%.  The value of the "Pennzoil"
brand name is illustrated by the ranking in 1996 of Pennzoil as the top automotive "power brand" for the fifth consecutive year. In 1996, the motor oil and refined products business segment alone generated revenues of approximately $1.7 billion. Pennzoil's effectiveness as a specialty refiner and marketer of consumer products and industrial specialties makes it one of the most profitable companies in the industry on a per barrel basis.

                 48. Pennzoil's franchise operations segment, which includes the well-known and valuable Jiffy Lube fast oil change system and brand name, generated revenues in excess of $300 million in 1996. Already the largest fast oil change service provider in the United States, Jiffy Lube is continuing to expand rapidly with 182 new stores opened in 1996 alone. Under an agreement with Sears, Jiffy Lube will build approximately 200 stores in Sears Auto Centers by the end of 1997. Other aggressive growth is planned as consumers continue to shift from do-it-yourself oil changes to fast oil change services. Since it takes approximately 12-18 months for a new store to reach maturity, the revenues and earnings from these stores should increase substantially in the future.

                 49. Union Pacific Resources Group Inc. is a Utah corporation. UPR's principal place of business is located at 801 Cherry Street, Fort Worth, Texas. UPR was formerly a wholly-owned subsidiary of Union Pacific Corporation ("UPC") which also owned the Union Pacific Railroad Company. In October 1995, UPR sold 42.5 million shares of its common stock in an initial public offering (the "Offering"). In connection with the Offering, UPC announced its intention to distribute its remaining ownership interest in UPR to its shareholders in the form of a tax-free distribution (the "Distribution"). The Distribution was authorized by UPC's board of directors on September 12, 1996, and effected on October 15, 1996. As of February 25, 1997, UPR had 253,776, 970 shares of common stock outstanding which are traded on the NYSE.





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                 50.              Newco is a Delaware corporation whose
executive offices are located at 801 Cherry Street, Fort Worth, Texas. Newco, a wholly owned subsidiary of UPR, was formed by UPR to facilitate its attempted hostile takeover of Pennzoil.

                                THE RIGHTS PLAN

                 51. On October 24, 1994, after literally months of consideration, the Board adopted the Rights Plan. On October 28, 1994, Pennzoil executed the Rights Agreement with Chemical Bank, a New York banking corporation, to act as Rights' Agent. Pursuant to the Rights Plan, the Board declared a dividend of one common stock purchase Right for each share of Pennzoil common stock, par value $0.83 1/3 (the "Common Stock").

                 52. The Rights Plan provides that the Rights attach to and trade with the Common Stock. However, the Rights Plan provides that ten days after a person or group (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Common Stock or has commenced a tender offer or exchange offer which, if consummated, would establish the offeror as an Acquiring Person, the Rights detach and become exercisable for 1/100th of a share of participating preferred stock at an initial exercise price of $140 per share, which is subject to subsequent adjustment. Until the occurrence of certain events, the Rights are "out of the money" and not likely to be exercised.

                 53. As provided in the Rights Agreement, at such time as an Acquiring Person consummates its acquisition of 15% or more of the Common Stock, the Rights "flip-in" and entitle the holder to buy from Pennzoil, at the exercise price, Common Stock having a value of twice the exercise price. The Rights owned by an Acquiring Person cannot be exercised and the "flip-in" right therefore dilutes the Acquiring Person's ownership position. If Pennzoil is acquired in a merger or other business combination or 50% or more of Pennzoil's assets or earnings power is sold, the Rights "flip-over" and enable the holder to acquire, at the exercise price, common stock of the surviving





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or acquiring corporation having a value of twice the exercise price.  The Board retains the power to approve an offer without terminating the Rights Plan if the Board determines that a particular offer for all the outstanding shares of Common Stock is fair and otherwise in the best interests of Pennzoil and its stockholders. In addition, the Board retains the right to redeem the Rights at $0.01 per Right at any time prior to a 15% acquisition by an Acquiring Person.

                   THE DELAWARE BUSINESS COMBINATION STATUTE

                 54. Absent an express election by a corporation not to be governed by Section 203, which Pennzoil has not made, Section 203 regulates business combinations between corporations and an interested stockholder of a corporation. Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the time that such person becomes an interested stockholder. Generally speaking, an interested stockholder is an individual, corporation, or any other entity who or which owns 15% or more of the corporation's outstanding voting stock. The term "business combination" is defined broadly to include mergers with or caused by the interested stockholder.

                 55. The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the time when such stockholder became an interested stockholder the board of directors of the corporation approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction which made him or her an interested stockholder the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or after the time when such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock not owned by the interested stockholder.





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                                 ARTICLE SIXTH

                 56. Article Sixth provides that any person or entity that acquires 5% of voting stock of Pennzoil, thereby becoming an interested stockholder, cannot enter into a merger with Pennzoil unless: (i) prior to acquiring the 5% interest in Pennzoil, the Pennzoil board approved the merger; or (ii) the merger is approved by at least 80% of outstanding Pennzoil shares and by the holders of a majority of the outstanding stock other than the interested stockholder.

                       PENNZOIL RESTRUCTURING INITIATIVES

                 57. In 1994 Pennzoil lost $289 million. Losses continued in 1995, with a loss of $305 million, or $6.60 per share. In the face of these results, Pennzoil took aggressive steps designed to improve its income and cash flow and reduce its debt and at the same time continued to expand its international operations. In October 1995, Pennzoil announced that it was reducing its dividend from $3 per share to $1 per share. This, of course, had an immediate adverse effect on the price of the Common Stock. In addition, Pennzoil announced a plan to reduce its annual general and administrative ("G&A") expenses by $75 million or approximately 30%. Within a few months, on March 28, 1996, Pennzoil announced that it had successfully reached its target to cut $75 million from its annual G&A expenses. By the end of 1996, Pennzoil had exceeded its goal and had reduced its 1996 G&A expenses by approximately $80 million.

                 58. Pennzoil was equally aggressive in restructuring its North American oil and gas operations. During the period 1992-1996, Pennzoil drastically reduced the number of its North American producing properties by dividing its properties into core and non-core producing areas and disposing of substantially all properties categorized as non-core assets. These non-core properties were traded for core properties or sold, with the proceeds being used to acquire properties in core areas or to reduce debt. As a result of this asset upgrading program, Pennzoil disposed of about 620





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domestic, non-core properties that did not factor into Pennzoil's future reserve development plans and which would have represented only about 10% of Pennzoil's oil and gas reserves.

                 59. Pennzoil is now focused on about 100 core oil and gas properties in the United States. As part of this program, Pennzoil completed in July 1996 the sale of various non-core Canadian properties for approximately $190 million, and the proceeds of the sale were used to reduce outstanding debt. As a result of the asset upgrading program, the disposal of non-core properties and Pennzoil's initiatives to reduce costs, total production costs and expenses per BOE decreased from $5.32 in 1994 to $5.09 in 1995 to $4.41 in 1996, a 17% reduction in two years. Per barrel finding and development costs have declined from nearly $6.00 in 1993 to $3.87 in 1996.

                 60. Beginning at the end of 1995, Pennzoil also moved to improve materially its balance sheet. Primarily by using the proceeds from sales of assets, Pennzoil reduced its total debt by $266 million from the end of 1995 to the end of the first half of 1997.

                 61. By 1996, positive effects from Pennzoil's restructuring activities and the implementation of Pennzoil's strategic business plan were beginning to emerge. In the first quarter of 1996, Pennzoil reported net income of $15.8 million, almost six times earnings in the first quarter of 1995. Pennzoil then reported net income of $24.5 million for the second quarter of 1996 as compared to a $4.8 million loss in the corresponding quarter of 1995. In the third and fourth quarters of 1996, Pennzoil reported net income of $65.1 million and $28.5 million, respectively, as compared to losses of $275.3 million and $28 million during the corresponding quarters in 1995. This profit trend has continued into the first half of 1997 with Pennzoil's net income increasing to $81.4 million, more than double the $40.3 million net income for the same period in 1996. Net cash flow from operations (excluding changes in operating assets and liabilities) has also greatly improved from $300.2 million for calendar year 1995 to $432.5 million for calendar year 1996. Cash flow in





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the first half of 1997 improved even more to $279 million, which represents a
26% increase over the $221.5 million net cash from operations for the same period in 1996. All in all, Pennzoil has had seven consecutive quarters of year-on-year recurring earnings improvements through the second quarter of 1997. Moreover, recurring earnings are on track to continue this trend through the third quarter of 1997 as well.

                 62. In September 1996, Pennzoil announced an agreement to form a strategic alliance with Enterprise Oil plc to pursue various exploration opportunities in the Gulf of Mexico on Pennzoil's existing leases. The alliance with Enterprise Oil essentially allows Pennzoil to expand its Gulf of Mexico exploration activity at very little incremental cost to Pennzoil. Of the 102 leases involved in the alliance, Enterprise has agreed to fund 100% of the drilling cost on 59 leases and 66 2/3% of the drilling costs on the other 43 leases. In exchange, Enterprise will earn an interest equal to half of Pennzoil's working interest. Enterprise has agreed to fund a minimum of $100 million, which Enterprise may at its option increase to $150 million. In January 1997, Enterprise and Pennzoil announced a successful discovery at one of Pennzoil's properties, Garden Banks 161, No. 1. At the same time Pennzoil aggressively has pursued exploration projects in Egypt, Qatar, Australia and Azerbaijan, which are described below.

                 63. In early 1997, Pennzoil completed two major refinery projects which are only now beginning to add revenues and earnings to Pennzoil's operations. Pennzoil's "Excel Paralubes" lube plant joint venture with Conoco, Inc. in Lake Charles, Louisiana became fully operational in 1997. Also during 1997, Pennzoil brought on line a $250 million upgrade project for fuels at its Shreveport, Louisiana refinery. These two projects combined are expected to add about $.50 per share of earnings and approximately $1.00 per share of after tax cash flow in 1997. When fully





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operational and after expected market adjustments, these two projects are expected to add $70 million to Pennzoil's annual after-tax cash flow.

                        PENNZOIL'S AZERBAIJAN OPERATIONS

                 64. In September 1994, the State Oil Company of the Azerbaijan Republic ("SOCAR") signed an oil production sharing contract with a consortium of companies, including Pennzoil, to develop the Azeri, Chirag and Gunashli ("ACG") fields in the Caspian Sea. The contract became effective in December 1994. Pennzoil initially owned a 9.82% interest in the ACG development unit. In July 1996, Pennzoil sold approximately half of its interest to Exxon, ITOCHU Oil Exploration Co. Ltd. and Unocal in a deal which requires the buyers to pay Pennzoil $130 million in cash and further requires them to fund all of Pennzoil's future obligations to the ACG project and all previous obligations retroactive to January 1, 1996. Pennzoil thus retains a 4.82% working interest in the ACG unit at virtually no future cost. The ACG fields are estimated to contain from 4 to 5 billion or more barrels of recoverable reserves. Assuming 4 billion barrels of recoverable reserves, Pennzoil's interest equates to potential recoverable reserves in the amount of
192.8 million barrels, which would increase Pennzoil's proved reserves by 50%. Assuming 5 billion barrels of recoverable reserves, Pennzoil's interest equals 241 million barrels, which would increase Pennzoil's proved reserves by in excess of 60%. Pennzoil also has a 30% interest in an exploration, development and production sharing contract with SOCAR covering the Karabakh prospect located in the Caspian Sea offshore Azerbaijan.

                         OTHER INTERNATIONAL OPERATIONS

                 65. Primarily since early 1995, Pennzoil has been active in expanding its other international operations. In October 1996, Pennzoil was awarded drilling rights to the North July block offshore Egypt in the Gulf of Suez, where Pennzoil will drill an exploration well in 1997 or





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early 1998.  In January 1997, Pennzoil was awarded the drilling right to Block
E, the West Beni Suef exploration block in Egypt's western desert. Pennzoil has a 100% working interest in each concession. Since the beginning of 1995, Pennzoil also has obtained an interest in three other blocks in Egypt: (i) an 87.5% working interest in the South-West Gebel El-Zeit concession in the Gulf of Suez, (ii) a 50% interest in the southeast Gulf of Suez Block, and (iii) a 50% interest in the West Feiran Block in the Gulf of Suez. Pennzoil's Egyptian operations are conducted through various subsidiaries, including Pennzoil Sinai, Inc. ("PSI").

                 66. In June 1997, Pennzoil and its partners were awarded the rights to develop two fields in Venezuela offshore Lake Maracaibo. Pennzoil has a 60% interest in one field and 50% interest in the other. Pennzoil also has a 44% working interest in the Whicher Range concession in southwest Australia. In addition, Pennzoil is drilling exploration wells in Qatar and is actively bidding for concessions in Qatar.

                         BACKGROUND OF THE TENDER OFFER

                 67. In January 1995, when Pennzoil's restructuring initiatives were in their earliest stages and UPR was a wholly-owned subsidiary of UPC, representatives of Pennzoil contacted representatives of UPC to discuss a possible tax-efficient acquisition by Pennzoil of UPR or its assets. At that time, such an acquisition at a favorable price would have facilitated Pennzoil's restructuring initiatives, and the discussions between the parties were in the context of Pennzoil's specific business objectives at the time. For example, Pennzoil needed additional cash flow to maintain its then $3.00 per share dividend and hoped to use cash flow from UPR's assets to provide the necessary funds. UPR also could have provided Pennzoil with additional core reserves to replace the non-core reserves which Pennzoil was then selling off. A transaction involving UPR also would have assisted Pennzoil in achieving its goal of quickly reducing costs.





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                 68.              Transactions proposed by Pennzoil for
consideration in January 1995 included a stock-swap "merger of equals" following a tax-free spin-off of UPR by UPC. Under this alternative, the merger agreement would have been signed prior to the spin-off. Another alternative transaction would have involved a cash purchase of producing properties of UPR subject to a large production payment. At no time during these discussions did Pennzoil consider or discuss entering into any transaction in which Pennzoil would be the acquired company or which otherwise would result in a change of control of Pennzoil.

                 69. Even though the discussions did not result in a transaction between Pennzoil and UPR, Pennzoil continued to pursue aggressively its restructuring initiatives, and has made substantial progress on a number of fronts, as discussed above.

                 70. After the spin-off of UPR by UPC in late 1996, in February 1997, Jack L. Messman, the Chairman and Chief Executive Officer of UPR, requested a meeting with Mr. Pate. Mr. Messman had been interviewed by Mr. Pate in 1995 for the position of Chief Operating Officer of Pennzoil, although he was never offered that job or any other.

                 71. Messrs. Messman and Pate met at Pennzoil's offices on March 4, 1997. During that meeting, Mr. Pate made clear that Pennzoil was not interested in any change of control transaction with UPR or anyone else. In addition, Mr. Pate advised Mr. Messman that, since 1995, Pennzoil had embarked upon a five-year strategic plan approved by its Board, which was designed to increase significantly Pennzoil's earnings, cash flow and stock price.

                 72. On May 5, 1997 Pate and Messman spoke by telephone. Mr. Messman invited Mr. Pate to visit him in Ft. Worth but Mr. Pate
declined, believing that there was no reason for another meeting.   Given this
conversation, Mr. Pate was understandably surprised when he received a letter from Mr. Messman dated May 6, 1997, indicating -- in the guise of purporting to restate what was discussed the day before -- that UPR was prepared to pursue a combination with Pennzoil and that Mr. Messman was anxious to "continue our dialogue that began in February".

                 73. Mr. Pate responded to Mr. Messman in a letter dated May 8, 1997 in which he stated in no uncertain terms that Pennzoil was not prepared to pursue a change of control transaction with UPR or anyone else. Mr. Pate also again advised Mr. Messman that unlike in 1995, it was now an inappropriate time to consider the combination of Pennzoil and UPR:

                 As I explained in our meeting on March 4, 1997, circumstances have changed drastically since our first contact in 1995 when the railroad company [UPC] was considering the disposition of UPR. Pennzoil has, among other things, cut its dividend, slashed its overhead expenses by over $80 million, dramatically improved earnings and cash flow, reduced debt significantly, reduced operating costs, upgraded its oil and gas properties, redirected its capital expenditures program, made great strides in developing our investments in Azerbaijan, staked out significant new exploration and senior oil and gas management, and completed construction of our upgraded refining facilities at Atlas and the new Lake Charles Base Oil Plant (Excel Paralubes). In short, we have addressed many of the strategic issues confronting us in 1995 by aggressive moves that are now only beginning to bring returns to our shareholders.

Mr. Pate also reiterated the changes at Pennzoil since 1995:

                 Toward this end, Pennzoil has restructured its financial obligations, business and properties and has embarked upon a series of strategic initiatives and projects which we are fully committed to bringing to fruition during the next five years.

                              THE JUNE 10 PROPOSAL

                 74. Notwithstanding Mr. Pate's clear statement that Pennzoil was not interested in a transaction with UPR, on June 10, 1997, Mr. Messman sent a "bear hug" letter to Mr. Pate suggesting "a possible strategic business combination." Mr. Messman asserted that it was in Pennzoil's interests to be acquired by UPR for the same reasons that Pennzoil sought to obtain UPR or its assets in 1995. Of course, as Mr. Pate already had told Mr. Messman several times, Pennzoil is a much different company today than it was in 1995, and Pennzoil's current business plans and strategic goals are very different from its plans and goals in 1995.

                 75. Mr. Messman also suggested in his letter the possible terms of UPR's proposal: a purported "value of $80 per share, payable in a combination of cash and UPR common stock," structured in two steps -- a cash tender offer for 40-50% of Pennzoil's stock, with the remaining shares to be converted into UPR common stock at some unspecified exchange ratio (the "June 10 Proposal"). Thus, Mr. Messman's June 10 Proposal was a classic example of a coercive, two tiered transaction.

                 76. The Board met on June 17 and 18 to give careful and deliberate consideration to the June 10 Proposal. Ten of the eleven Pennzoil directors are neither present or former employees nor officers of Pennzoil and these outside directors are highly respected business leaders. They are: Howard H. Baker (former Chief of Staff to the President of the United States and former United States Senator and Senate Majority Leader); W.
J. Bovaird (Chairman of The Bovaird Supply Company); W.L. Lyons Brown, Jr. (former Chairman of the Board of Brown-Forman Company); Ernest H. Cockrell (independent oil and gas producer); Harry H. Cullen (independent oil and gas producer); Alfonso Fanjul (Chairman of the Board and Chief Executive Officer of Flo-Sun, Inc.); Berdon Lawrence (President of Hollywood Marine, Inc.); Brent Scowcroft (former Assistant to the President of the United States for National Security Affairs); Gerald B. Smith (Chairman and Chief Executive Officer of Smith, Graham & Co. Asset Managers, L.P.); and Cyril Wagner, Jr. (a partner in Wagner & Brown, an independent oil and gas producer).

                 77. At the Board meeting, representatives of Lehman Brothers Inc. and Evercore Group Inc., Pennzoil's financial advisors (the "Advisors"), gave an extensive presentation on the financial merits of the June 10 Proposal. The Advisors thereafter delivered their joint opinion that the June 10 Proposal was inadequate from a financial point of view.

                 78. The Board thereafter discussed the June 10 Proposal at length. Among other things, the Board concluded that the June 10 Proposal was (i) structurally coercive in that the treatment of non-tendering stockholders -- being required to accept UPR stock instead of cash -- would distort Pennzoil's shareholders' tender decisions, and (ii) substantively coercive in that shareholders might be inclined to accept UPR's inadequate June 10 Proposal because they would not fully appreciate Pennzoil's intrinsic value and long-term growth potential based on initiatives and projects recently completed as well as initiatives planned or underway as part of Pennzoil's strategic business plan. The Board specifically discussed that the June 10 Proposal posed a threat to stockholders in that UPR was seeking to usurp for itself the future growth in revenues, net income, cash flow and stock price appreciation which were only beginning to result from Pennzoil's restructuring and cost-cutting efforts and strategic initiatives. The Board also discussed the potential adverse effects of the June 10 Proposal on Pennzoil's domestic and international oil and gas agreements and business relationships. The Board concluded that the long-term financial interests of Pennzoil's stockholders were best served by remaining independent and continuing to implement Pennzoil's long-term business strategy.

                 79. Following this extensive discussion of the inadequacy and unfairness to Pennzoil's stockholders of the June 10 Proposal, the Board unanimously determined that it was not in the interests of Pennzoil or its shareholders to pursue discussions with UPR concerning the June 10 Proposal. The Board's decision was communicated to Mr. Messman by Mr. Pate on June 20, 1997.

                     UPR COMMENCES THE INITIAL TENDER OFFER

                 80. UPR commenced the Initial Tender Offer on June 23, 1997. The Initial Tender Offer was for 50.1% of Pennzoil common stock outstanding on a fully diluted basis. Pursuant to the Initial Tender Offer and Initial Proposed Merger, Pennzoil's shareholders were offered $84.00 in cash per share for a portion of their shares, while the shareholders remaining after the first step would participate in a back-end merger in which their outstanding shares would be converted into shares of UPR common stock in a range of 2.80 to 3.36 UPR shares for each share of Pennzoil stock, with no guarantee of any minimum value per share. The Initial Tender Offer was also highly conditional. In addition to a minimum tender condition, the Initial Tender Offer was conditioned, inter alia, upon UPR being satisfied in its sole discretion that Section 203 is satisfied or otherwise inapplicable to the transaction, that the Initial Tender Offer and Initial Proposed Merger have been approved pursuant to Article Sixth, that the shareholder Rights under Pennzoil's Rights Plan have been redeemed or otherwise invalidated or made inapplicable, and that either UPR's designees have been elected to the Board so that such nominees constitute a majority of the Board or a definitive merger agreement between Pennzoil and UPR has been executed.

                 81. Pennzoil issued a press release on June 23, 1997, stating that the Board would review the Tender Offer and, in accordance with federal law, would publicly announce its response to the Tender Offer on or before Monday, July 7, 1997.

    THE BOARD CONSIDERS THE INITIAL TENDER OFFER AND INITIAL PROPOSED MERGER

                 82. The Board met on July 1, 1997, to consider the Initial Tender Offer and Initial Proposed Merger within the time frame contemplated by the Williams Act. Ten of the eleven Pennzoil directors were present in person, all except Mr. Alfonso Fanjul who was traveling abroad at a location where a secure telephone was unavailable. At the July 1, 1997 meeting, Pennzoil's financial advisors, which now also included JP Morgan Securities, Inc. in addition to Evercore and

Lehman Brothers, distributed to the Board their extensive analysis of the Initial Tender Offer and Initial Proposed Merger. Messrs. Sechrest and Porter, respectively of Evercore and Lehman Brothers, led the Board through an extensive analysis of the financial merits and demerits of the Tender Offer and Proposed Merger. The Advisors thereafter each delivered a written opinion that UPR's Initial Tender Offer and Initial Proposed Merger were inadequate to Pennzoil and its stockholders from a financial point of view.

                 83. The Board discussed the Initial Tender Offer and Initial Proposed Merger at considerable length. Among other things, the Board considered that the Initial Tender Offer and Initial Proposed Merger were substantively coercive in that the price offered was inadequate and did not take into account Pennzoil's intrinsic value and long-term growth potential based on its restructuring efforts and upon the initiatives reflected in Pennzoil's business plan. The Board discussed that, as with the prior June 10 Proposal, the Initial Tender Offer and Initial Proposed Merger would allow UPR to usurp for itself future growth in revenues, net income, cash flow and stock price appreciation which were beginning to result from Pennzoil's restructuring efforts and strategic initiatives. The Board also considered the possible adverse effect on Pennzoil's stockholders if the Initial Tender Offer and Initial Proposed Merger endangered the tax-free nature of UPR's spin-off from UPC which would require UPR (and indirectly its stockholders) to indemnify UPC for a potentially huge tax liability. The Board also discussed the potential adverse effects of the Initial Tender Offer and Initial Proposed Merger on Pennzoil's domestic and international oil and gas agreements and business relationships. In addition, the Board recognized that the Initial Tender Offer and the Initial Proposed Merger contemplated a two-step acquisition of Pennzoil in which there was no guarantee that the consideration received by stockholders in the second-step merger would be worth $84.00 per share, and might be worth considerably less. The

Board concluded that the long-term financial interests of Pennzoil stockholders were best served by remaining independent and continuing to implement Pennzoil's long-term business strategy.

                 84. After further extensive discussions, the Board unanimously voted to reject the Initial Tender Offer and Initial Proposed Merger as inadequate and both substantively and structurally coercive and therefore not in the best interests of Pennzoil or its stockholders. The Board accordingly also unanimously determined not to redeem the Rights, and to maintain the Rights Plan to protect Pennzoil's stockholders from the inadequate and coercive Initial Tender Offer and Initial Proposed Merger. In addition, the Board unanimously voted to defer the distribution date for the Rights that would occur by reason of the lapse of time after the commencement of the Initial Tender Offer until such later date as may be determined by resolution of the Board.

                 85. In order to protect Pennzoil stockholders from the inadequate and coercive terms of the Initial Tender Offer and Initial Proposed Merger, the Board also unanimously determined (i) not to take any action that would render either Section 203 or Article Sixth inapplicable to the Initial Tender Offer or the Initial Proposed Merger, and (ii) neither to designate UPR's nominees to the Pennzoil Board nor to negotiate a definitive merger agreement with UPR.

                          UPR REVISES ITS TENDER OFFER

                 86. On October 6, 1997, UPR announced a Revised Tender Offer. Pursuant to the Revised Tender Offer and Revised Proposed Merger, Pennzoil's shareholders are offered $84.00 in cash per share with shares not acquired in the Revised Tender Offer to be cashed out at $84 per share. The Revised Tender Offer is highly conditional. In addition to a minimum tender condition, the Revised Tender Offer is conditioned, inter alia, upon UPR being satisfied in its reasonable discretion that Section 203 is satisfied or otherwise inapplicable to the transaction, that the Revised Tender Offer and Revised Proposed Merger have been approved pursuant to Article Sixth, that the shareholder Rights under Pennzoil's Rights Plan have been redeemed or otherwise invalidated or made inapplicable, and that either UPR's designees have been elected to the Board so that such designees constitute a majority of the Board or a definitive merger agreement between Pennzoil and UPR has been executed.

  THE BOARD CONSIDERS THE REVISED TENDER OFFER AND REVISED PROPOSED MERGER

                 87. The Board met on October 14, 1997, to consider the Revised Tender Offer and Revised Proposed Merger. All eleven Pennzoil directors were present in person or by telephone conference hook-up for the Board meeting. At the October 14, 1997 meeting, the Board received and considered updates of recent operational and financial developments concerning Pennzoil including an October 1997 update of its strategic plan and an analysis of forecasted results. Pennzoil's financial advisors, including Evercore, Lehman Brothers and JP Morgan, distributed to the Board their analysis of the Revised Tender Offer and Proposed Merger and made presentations to the Board regarding the financial merits and demerits of the Revised Tender Offer and Revised Proposed Merger. Pennzoil's financial advisors thereafter delivered separate opinions that UPR's Revised Tender Offer and Proposed Merger were inadequate to Pennzoil and its stockholders from a financial point of view.

                 88. After hearing the opinion of its financial advisors that the Revised Tender Offer and Proposed Merger were inadequate from a financial point of view, the Board discussed the Revised Tender Offer and Proposed Merger. Among other things, the Board considered:

                 o the progress made in the last two years toward restructuring and repositioning Pennzoil into a top-performing operating company;

                 o presentations by Pennzoil's management with respect to Pennzoil's prospects for future growth, profitability and share price appreciation, as reflected in Pennzoil's strategic plan;

                 o the Board's belief that Pennzoil is just beginning to realize for its stockholders the values that will be unlocked as a result of Pennzoil's strategic initiatives and that pursuit of Pennzoil's strategic plan will produce greater long-term value for the stockholders than the Revised Tender Offer and Proposed Merger;

                 o the Board's belief that the marketplace and many of Pennzoil's stockholders do not fully appreciate and recognize the benefits already achieved, and still to be achieved, under the strategic plan;

                 o the presentation of the Board's financial advisors and their opinions that the Revised Tender Offer and Proposed Merger are inadequate from a financial point of view;

                 o the numerous conditions to which the Revised Tender Offer and Proposed Merger are subject;

                 o        the absence of any financing commitments to UPR;

                 o information obtained in the course of litigation discovery from UPR which indicates that UPR believes that the value of Pennzoil is greater than $84 per share;

                 o the Board's belief that the Revised Tender Offer and Proposed Merger pose a threat to Pennzoil's stockholders in that UPR is seeking to usurp for itself the future growth in revenues, net income and cash flow and stock price appreciation that are only beginning to result from Pennzoil's pending and completed strategic initiatives;

                 o the concern that the purchase of shares pursuant to the Revised Tender Offer might involve illegal trading on the basis of material inside information concerning Pennzoil that was improperly obtained by UPR's financial advisor in the course of litigation discovery; and

                 o the Board's commitment to protecting the best interests of the stockholders of Pennzoil and enhancing the value of Pennzoil.

In short, the Board concluded that with the exception of reasons related specifically to the coercive two-tier, front-end loaded structure of the Initial Tender Offer and Initial Proposed Merger, the reasons for the Board's rejection of the Initial Tender Offer continue to apply. The Board concluded that the long-term financial interests of Pennzoil stockholders were best served by remaining independent and continuing to implement Pennzoil's long-term business strategy.

                 89. After discussion, the Board unanimously voted to reject the Revised Tender Offer and the Proposed Merger as inadequate and substantively coercive and therefore not in the best interests of Pennzoil or its stockholders. The Board also unanimously determined not to redeem the Rights, or to render the Rights Plan inapplicable to the Revised Tender Offer and Proposed Merger, to protect Pennzoil's stockholders from the inadequate and coercive Revised Tender Offer and Revised Proposed Merger.

                 90. In order to protect Pennzoil stockholders from the inadequate and coercive terms of the Revised Tender Offer and Proposed Merger, the Board also unanimously determined (i) not to take any action that would render either Section 203 or Article Sixth inapplicable to the Revised Tender Offer or the Revised Proposed Merger, and (ii) neither to designate UPR's nominees to the Pennzoil Board nor to negotiate a definitive merger agreement with UPR.

                 91. In view of UPR's position, including particularly the fact that UPR's Revised Tender Offer is conditioned upon the Rights being redeemed or UPR being satisfied that the Rights are otherwise invalid or unenforceable, Section 203 and Article Sixth being rendered inapplicable, and either UPR's designees having been elected to the Board so that such nominees constitute a majority of the Board or a definitive merger agreement with UPR having been executed, Pennzoil is asserting this counterclaim to facilitate the Court's determination of the validity of the Board's judgment not to redeem the Rights, not to take any action with respect to Section 203 or Article Sixth, not to designate UPR's nominees to the Pennzoil Board and not to negotiate a definitive merger agreement with UPR. It is Pennzoil's position that the determinations by the Board not to redeem the Rights, not to designate UPR's nominees to the Pennzoil Board, not to negotiate a definitive merger agreement with UPR and not to render either Section 203 or Article Sixth inapplicable in the face of the Revised Tender Offer and Revised Proposed Merger (i) were reasonable and informed exercises of the directors' business judgment under Delaware law, and (ii) did not constitute a breach of any obligation or duty arising under Delaware law.

         WHEREFORE, Pennzoil seeks a judgment pursuant to 10 Del. C. Sections 6501-6510:

         (a) declaring that the decision of the Pennzoil Board of Directors neither to redeem the Rights in response to UPR's Revised Tender Offer and Revised Proposed Merger nor to render the Rights Plan inapplicable to the Revised Tender Offer and Revised Proposed Merger (i) was a reasonable and informed exercise of the directors' business judgment under Delaware law, and
(ii) did not constitute a breach of any obligation or duty arising under Delaware law;

         (b) declaring that the decision of the Pennzoil Board of Directors not to render Section 203 inapplicable in response to UPR's Revised Tender Offer and Revised Proposed Merger (i) was a reasonable and informed exercise of the directors' business judgment under Delaware law, and (ii) did not constitute a breach of any obligation or duty arising under Delaware law;

         (c) declaring that the decision of the Pennzoil Board of Directors not to render Article Sixth inapplicable in response to UPR's Revised Tender Offer and Revised Proposed Merger (i) was a reasonable and informed exercise of the directors' business judgment under Delaware law, and (ii) did not constitute a breach of any obligation or duty arising under Delaware law;

         (d) declaring that the decision of the Pennzoil Board of Directors neither to designate UPR's nominees to the Pennzoil Board so that they constitute a majority of the Board nor to negotiate a definitive merger agreement with UPR in response to UPR's Revised Tender Offer and Revised Proposed Merger (i) was a reasonable and informed exercise of the directors' business judgment under Delaware law, and (ii) did not constitute a breach of any obligation or duty arising under Delaware law;

         (e) awarding Pennzoil its costs and attorneys' fees in connection with this action; and

         (f) awarding such other and further relief as is just and equitable.



                                             /s/
                                  --------------------------------------------
                                  Charles F. Richards, Jr.
                                  Thomas A. Beck
                                  Daniel A. Dreisbach
                                  Robert J. Stearn, Jr.
                                  J. Travis Laster
 OF COUNSEL                       Michael D. Allen
                                  Richards, Layton & Finger
 Robin C. Gibbs, Esq.             One Rodney Square
 Gibbs & Bruns, L.L.P.            P.O. Box 551
 1100 Louisiana                   Wilmington, DE  19899
 Suite 5300                       (302) 658-6541
 Houston, TX  77002                 Attorneys for Defendants





Dated:  October 23, 1997

                             CERTIFICATE OF SERVICE

                 It is hereby certified that on October 23, 1997, two copies of the Notice of Motion, Motion for Leave to File an Amended and Supplemental Answer and Counterclaim, and Order were hand delivered to the following attorneys of record in the aforesaid action:



                                  Edward P. Welch, Esquire
                                  Skadden, Arps, Slate,
                                     Meagher & Flom
                                  One Rodney Square
                                  Wilmington, DE 19801

                                  Norman M. Monhait, Esquire
                                  Rosenthal, Monhait Gross & Goddess
                                  Suite 1401, Mellon Bank Center
                                  Wilmington, DE  19801

                                  James C. Strum, Esquire
                                  Chimicles Jacobsen & Tikellis
                                  One Rodney Square
                                  Wilmington, DE  19801




                                                    /s/
                                            -----------------------------------
                                            Daniel A. Dreisbach